                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          AMENDMENT NO. 2 TO FORM 10-SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                             CELLWAY VENTURES, INC.
                             ----------------------
                 (Name of small business issuer in its charter)


NEVADA                                           52-2219285
------                                           ----------
(State  or other jurisdiction                    (I.R.S. Employer
of incorporation or organization)                Identification  No.)


375  NEWCASTLE  AVENUE
NANAIMO,  BRITISH  COLUMBIA  CANADA              V9S  4H9
--------------------------------------------     -----------

(Address  of  principal  executive  offices)     (Zip  Code)


(250)  754  -  7294
---------------------------
Issuer's  telephone  number


Securities  registered  under  Section  12(b)  of  the  Exchange  Act:  NONE.
                                                                        -----


Securities  registered  under  Section  12(g)  of  the  Exchange  Act:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                                (Title of class)

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                                TABLE OF CONTENTS
                                                                            Page

COVER  PAGE                                                                   1

TABLE  OF  CONTENTS                                                           2

PART  I                                                                       3

     DESCRIPTION  OF  BUSINESS                                                3

     DESCRIPTION  OF  PROPERTY                                               13

     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT     14

     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS      15

     EXECUTIVE  COMPENSATION                                                 15

     INTEREST  OF  MANAGEMENT  AND  OTHERS  IN  CERTAIN
      TRANSACTIONS                                                           16

     DESCRIPTION  OF  SECURITIES                                             16

PART  II                                                                     18

     MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE  REGISTRANT'S
     COMMON  EQUITY  AND  OTHER  STOCKHOLDER  MATTERS                        18

     LEGAL  PROCEEDINGS                                                      19

     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS                      19

     RECENT  SALES  OF  UNREGISTERED  SECURITIES                             19

     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS                           21

PART  F/S                                                                    22


     FINANCIAL  STATEMENTS                                                   22

PART  III                                                                    23

     INDEX  TO  EXHIBITS                                                     23

SIGNATURES                                                                   24

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                                     PART I

The  issuer  has  elected  to  follow  Form  10-SB,  Disclosure  Alternative  3.



ITEM  1.     DESCRIPTION  OF  BUSINESS

Our business plan is to develop and market a free immigration information service on the Internet from our www.canadiancitizenship.com web site. We will design our web site to provide information on the process of immigrating to Canada from foreign countries. Our target users will be persons who are citizens of foreign countries seeking to work in or immigrate to Canada. Our objective is to become a leading web site for information on the process of immigrating into Canada.

OUR  CORPORATE  ORGANIZATION

We were incorporated on August 17, 1999 under the laws of the state of Nevada. Our sole promoter since our incorporation has been Mr. Jack Morgan, our president, secretary and treasurer and our sole director. We acquired our www.canadiancitizenship.com domain name in September 1999 at a cost of $70. This domain name was acquired through the domain name registration process.



We reported net losses of $205 and $8,176 for the two fiscal years ended December 2001 and 2000 respectively and $16,749 for the six months ended June 30, 2002. We have yet to earn any revenues. We will need additional working capital to be successful in our planned business activity and to complete our plan of operations for the coming year. Our continuation as a going concern is dependent upon obtaining the additional working capital necessary to accomplish our objectives. Accordingly, there is substantial doubt as to our ability to continue as a going concern. Our auditors have made reference to the substantial doubt about our ability to continue as a going concern in their audit report on our audited financial statements for the year ended December 31, 2001.



STATUS  OF  DEVELOPMENT  OF  OUR  WEB  SITE



Our web site is currently under development. Our web site is operational, but we are still in the process of completing development before we initiate a marketing and sales effort to earn revenues from our web site operations. We have not achieved any revenues from our web site or from any other business activity to date. We plan to earn revenues from sales of advertising once development of our web site is complete. We plan to solicit advertisers whose target market includes persons who are interested in immigrating to Canada.



Our web site is still in the development stage and will require additional development before we are able to operate it on a commercial basis. Accordingly, our business operations are in a start-up phase and we have not earned any revenues to date.

OUR  MARKET  OPPORTUNITY

Our market opportunity is based on the large number of persons interested in immigrating to Canada and the ability to access these persons via the Internet.

IMMIGRATION  TO  CANADA

Canada is one of the world's most desirable countries for immigration due to its high standard of living, quality of life and employment opportunities. We believe the people in overseas countries who wish to immigrate to Canada require access to detailed and current information on the process of immigrating to Canada. These people have traditionally relied on a variety of information sources, including Canada Department of Human Resources, lawyers and immigration advisers. Each of these traditional sources of information have there unique drawbacks. In particular, lawyers and immigration advisers may be prohibitively expensive to many potential immigrants.

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GROWTH  OF  THE  INTERNET  AND  THE  WORLD  WIDE  WEB



The Internet and the World Wide Web presents an opportunity to access persons who are interested in immigrating to Canada. The Internet has experienced growth in terms of the number of users from overseas countries. Many persons now perceive the Internet as a resource tool for retrieving information that is difficult to obtain. Our aim is to provide information to potential immigrants that can be accessed via the Internet.



ADVERTISING  ON  THE  INTERNET

The Internet has affected the methods by which consumers and businesses are buying and selling goods and services. Advertisers have turned to advertising on the Internet as the Internet can provide a focused means of reaching a targeted audience. The Internet allows advertisers to target desired audiences while tracking impression levels, user demographics and the effectiveness of the advertising. As a result, a growing number of businesses are marketing their products and services on the Internet. We believe that our web site will be of value to companies that are targeting products and services for sale to persons who are interest in immigrating to Canada. We plan to target these companies with the objective of selling them advertising on the basis that advertising on our web site will enable them to reach their targeted audience in a targeted and cost-effective manner.

OUR  BUSINESS  DEVELOPMENT  PLAN

Our basic plan is to develop a free web site that provides a reliable source of information on immigration into Canada in order to draw users to the site so that we can sell and generate revenues from the sale of web site advertisements. We believe that the www.canadiancitizenship.com Internet web site, which offers free information on the process of immigrating into Canada, will attract substantial usage once development is complete. We believe that if we are successful in attracting people to our web site, we will be able to generate revenues from advertisers who are interested in the demographics of our web site users as a target market.

FEATURES  OF  THE  WEB  SITE

We plan to design our web site to be an exciting, interactive and easy to use information source on how to immigrate into Canada. We plan to incorporate the following features into our Web site in order to accomplish this objective:

     (1) We will include information that is current and relevant on the process of immigrating to Canada;
     (2) We will present this immigration information in a clear and easy to understand format;
     (3) We will include immigration information in four principal languages, in addition to English: Chinese, Hindi, French and Japanese;
     (4)  We  will  include  an  on-line five-stage seminar on how to immigrate;
     (5) We will include links to the necessary forms required to be submitted during the process of immigration;
     (6) We will list addresses and contact information for national and overseas Canadian immigration offices;
     (7) We will list names, addresses and contact information of legal counsel who specialize in immigration into Canada;
     (8) We will provide a list of links to organizations that can assist in the process of immigration.
     (9) We will design the web site in order to allow the easy addition or modification of content and advertisements in order to reduce our long term operating costs.

WEB  SITE  DEVELOPMENT  PROCESS

While we have formulated our business plan for the development of our web site. This development work will consist of three components:

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     (1)  the  gathering  of  information  on immigration for posting on our Web site;
     (2)  web  site  design  and  programming;
     (3)  input  of  information  on  immigration  into  our  web  site.

We launched our web site in June 2002. We are continuing to upgrade the features and performance of our web site and anticipate completing development by November 2002. We are also reviewing and updating the immigration information and links contained on the web site. Once this development work is complete, we will be able to commence marketing of our web site and seeking to sell advertising on our web site.

We have retained a consultant with expertise in web site development to develop our web site. These services have included set-up of the web site, design of the structure and graphics of the web site and inputting the required immigration information on our web site. Additional activities to be performed include setting up links to other web sites and increasing the visibility of our web site on the world wide web.

OUR  PLAN  TO  GENERATE  REVENUES

We plan to sell advertising space on our web site in the form of pay-per-click advertising on banners, buttons and links. Pay-per-click advertising is advertising in which an advertiser pays an advertising fee based on the number of time visitors click on the advertiser's advertisement on our web site. We plan to sell pay-per-click advertising in pre-paid lots based on the number of clicks. The size of the pre-paid lots will range from 500 clicks to 20,000 or more clicks. We plan to sell in lots in order to decrease the administrative cost and time involved in completing sales of advertising. This advertising would be pre-paid, as advertisers would pay for advertising prior to an advertisement being placed on our web site. If the number of clicks on an advertisement were to be less than the total number of clicks purchased, there would be no reimbursement to the advertiser.

We will design the web site so that it can have as many as 30 advertisers at one time. However, we will ensure that any one page on our Web site will be limited to two advertisers in order to ensure that advertisers and their products get the proper exposure. The price charged for each button or banner advertisement will vary based on the number of clicks bought and the positioning of the button or banner on the site. The premium position on our Web site and the most expensive for advertisements will be our home page.

For companies that are not comfortable with the pay-per-click method, we plan to also offer advertising based on a weekly flat rate fee. For advertising on a flat rate fee, the cost of each button or banner will also vary based on the positioning of the advertisement within the web site.

We plan to target companies involved in the following businesses as potential purchasers of advertising space on our web site:

     (i) law firms involved in providing legal advice on the process of immigration;
     (ii) immigration  services  firms;
     (iii)  long-distance  telephone  service  providers;
     (iv) businesses  involved  in  overseas  travel;
     (v) businesses involved in selling products of potential interest to persons interested in immigrating to Canada.

We will undertake the coordination of our marketing and sales efforts. We may engage outside parties to solicit potential advertisers, both within and outside of Canada, who we anticipate would be paid on a commission basis. We may also retain the services of a secured counter and tracking company that will provide independent verification on the number of click-throughs that occur. This independent verification will assist in marketing our web site to advertisers who we believe will require information on the use of our web site prior to purchasing advertising for our web site.

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MARKETING

Our objective will be to commence marketing of the web site upon completion of its development. This marketing strategy is subject to our having sufficient funding to carry out our plan, which should include the following elements:

(1) A banner-advertising program whereby we would pay for advertising of the web site on other Internet web sites where we feel exposure would help to increase traffic on our web site. This banner advertising program would be coordinated by our management and would be implemented by our web site developer who would coordinate the banner advertising on web sites where we had purchased the right to advertise.

(2) An e-mail program whereby advertisements for our web site would be delivered to potential users and potential advertisers. The e-mail program would be coordinated by our management and would be implemented by our web site developer. We may pay other consultants to develop lists of e-mails of potential users and potential advertisers.

(3) Strategic listing of our web site with major search engines in order to increase the visibility of our web site when users enter applicable keywords, such as immigration, with major search engines. We believe that many of the people looking for information concerning immigration into Canada will enter keywords such as immigration, and Canada with major search engines in order to find relevant web sites. Our objective will be to ensure that major search engines frequently cite our site when these keywords are searched. Our web site developer would implement this strategic listing program in consultation with our management.

(4) Reciprocal click-through agreements with complementary web sites who are prepared to allow us to place links to our web site on their web sites in consideration for us permitting a reciprocal link to their web site on our web site. Our web site developer would implement these reciprocal click-through agreements in consultation with our management.

(5) We plan to make contact with many of the immigrant communities across Canada to promote our web site and also establish contacts for the web site. Many of those who want to immigrate have relatives in Canada and look to those relatives for assistance. We may use traditional advertising media, such as newspaper advertisements and flyers, to reach this market. We would target our advertising through advertising in community newspapers and flyers to neighborhoods with high populations of immigrant communities. Our management would coordinate this promotional campaign. Outside consultants with knowledge of immigrant communities may be engaged to assist in targeting persons in overseas markets who are seeking to immigrate to Canada or who may be interested in advertising on our web site.

The exact nature of our marketing plan will depend on a number of factors, including the availability of funds to implement our marketing plan and Internet marketing conditions and practices at the time we complete development of our web site. We may pursue different marketing strategies from the marketing strategies listed above. We may scale back our planned marketing efforts if we have limited financing that prohibits us from carrying out all aspects of this marketing plan.

ONGOING  WEB  SITE  OPERATIONS

We anticipate that we will purchase a computer server that will host our web site on the Internet. We also anticipate that we will enter into an agreement with an Internet service provider for the hosting of our web site on the Internet. We will operate our web site and computer server using commercially available computer software programs and operating systems.

For more information on our plan of operations, see section entitled Plan of Operations.

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COMPETITION

We  will  compete  with  others,  including:

     (A) sites which are currently providing information on the process of immigrating into Canada, including the following web sites:

          (i) www.immigration1services.com, a privately owned Internet service;

          (ii) www.sunshines.com,  a  privately  owned  Internet  service;

          (iii) Web sites operated by the Canadian federal government that provides immigration information free of charge including web sites operated by the Canadian Department of Human Resources, Canadian consulates and embassies;

          (iv) www.canadianvisa.com,  a  privately  owned  Internet service; and

          (v)  www.immigration.ca,  a  privately  owned  Internet  service.


     (B) Law firms and immigration specialists who provide information on immigration to Canada, sometimes over the Internet on their own web sites.

The presence of established competitors could adversely affect our ability to successfully implement our business plan and sell advertising. If we are not successful in implementing our business plan, then our business may fail.

We plan to differentiate our web site from the competition by including information that is not only accurate and up-to-date, but is presented in an easy to use and understand format. We also believe we will be the first to target advertisers who are seeking to market products and services to people who are attempting to immigrate to Canada. In order to sell to advertisers, we may initially offer special rates that are below our cost.

We have limited financial, marketing, technical and other resources that are necessary to implement our business plan. Many of our current and potential competitors have significantly greater financial, marketing, technical and other resources than we do. Our competitors will most likely be able to devote greater resources to the development, promotion and sale of their web sites that we can. In addition, our competitors may be able to offer the information we are planning to offer, thereby reducing our ability to earn revenue.

GOVERNMENT  REGULATION

Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet generally, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Similarly, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of commerce over the Internet, increase our cost of doing business or otherwise have a harmful effect on our business.

To date, governmental regulations have not materially restricted use of the Internet. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. New and existing laws may cover issues that include:

     (1)  sales  and  other  taxes;

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     (2)  user  privacy;
     (3)  pricing  controls;
     (4)  characteristics  and  quality  of  products  and  services;
     (5)  consumer  protection;
     (6)  cross-border  commerce;
     (7)  libel  and  defamation;
     (8)  copyright,  trademark  and  patent  infringement;  and
     (9)  other  claims  based  on the nature and content of Internet materials.

These new laws may impact on the information we are able to post on our web site and our ability to market and sell advertising on our web site in accordance with our business plans.

We may have to qualify to do business in other jurisdictions. If we make sales of advertising on our web site, we anticipate that our sales and our customers will be in multiple states and foreign countries. Such jurisdictions may claim that we are required to qualify to do business as a foreign company. Failure to qualify as a foreign company in a jurisdiction where required to do so could subject us to taxes and penalties.

We  are  not  aware  of  any  environmental  laws that will be applicable to the operation  of  our  Internet  business.

EMPLOYEES

We have no full-time employees and one (1) part-time employee. Our part-time employee is Mr. Jack Morgan, our president, secretary and treasurer. Mr. Morgan devotes approximately ten hours per week to our business. Mr. Morgan anticipates that this time commitment will increase in the fall of 2002 once development of our web site is complete and Mr. Morgan is required to coordinate and implement our marketing activities.

We plan to conduct our business primarily through agreements with consultants and arms-length third parties.

RESEARCH  AND  DEVELOPMENT  EXPENDITURES

We have had no research or development expenses since the commencement of our business in October 1999.

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                                  RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this Form 10-SB and any other filings we may make with the United States Securities and Exchange Commission in the future before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

           RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

IF WE ARE NOT SUCCESSFUL IN EARNING REVENUES OR IF OUR DEVELOPMENT AND MARKETING COSTS ARE GREATER THAN ANTICIPATED, WE WILL REQUIRE ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE TO US WHEN NEEDED

We had cash in the amount of $54,276 as of June 30, 2002. Our business plan calls for significant expenses in connection with the development and marketing of our web site. We anticipate spending approximately $45,000 in undertaking our plan of operations over the next twelve months. In addition, we anticipate that revenues from operations will not be realized until sometime after the development of our web site is complete. While we have sufficient cash to complete our business plan over the next twelve months, we may require additional financing in order to complete development and marketing of our business if the costs of the development and marketing of our web site are greater than anticipated. In addition, we may require additional financing to sustain our business operations if we are not successful in earning revenues once development and marketing of our web site is complete. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including market conditions, investor acceptance of our business plan, and investor sentiment. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

BECAUSE WE HAVE ONLY RECENTLY COMMENCED BUSINESS OPERATIONS, WE FACE A HIGH RISK OF BUSINESS FAILURE

We were incorporated in August 1999. We acquired our domain name for our web site in October 1999. We are presently in the process of completing development of our web site. We have not yet earned any revenues. Accordingly, we have no operating history for investors to evaluate our business. An investor should consider the risks, expenses and uncertainties that an early stage company like ours faces. These risks include our ability to:

     (1) develop a functioning and marketable web site focused on Canadian immigration information;
     (2)  attract  users  to  our  web  site  once  development  is  complete;
     (3) successfully market our web site to advertisers once development is complete;
     (4)  respond  effectively  to  competitive  pressures;
     (5) continue to develop and upgrade our web site once development is complete.

If we are unsuccessful in addressing these risks, our business will most likely fail.

BECAUSE WE HAVE ONLY RECENTLY COMMENCED THE DESIGN OF OUR WEB SITE, WE EXPECT TO INCUR OPERATING LOSSES FOR THE FORESEEABLE FUTURE

We have never been profitable. As of June 30, 2002, we had an accumulated deficit of approximately $27,246. Prior to completion of our web site, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future and recognize that if we are unable to generate significant revenues from the sale of advertising on our web site, we will not be able to become profitable or continue operations.

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                    RISKS RELATED TO OUR MARKET AND STRATEGY

IF THE INTERNET IS NOT WIDELY ACCEPTED AS A MEDIUM FOR ADVERTISING AND COMMERCE, OUR BUSINESS MAY FAIL

We plan to derive the majority of our revenue from Internet advertising. Internet advertising constitutes a new and rapidly evolving market. If the Internet is not accepted as a medium for advertising, then we may not be able to generate revenues and our business may fail. To date, few companies have been successful in generating profits from selling advertisements on the Internet.

IF THE AUDIENCE TARGETED BY OUR WEB SITE DOES NOT PROVE DESIRABLE TO POTENTIAL ADVERTISERS, OUR BUSINESS MAY FAIL


Companies may choose not to advertise on our web site if they perceive that our audience demographic is not desirable for their products or that advertising on our web site is not effective for their sales. Factors that will affect our ability to attract advertisers include our ability to develop a desirable audience demographic for our web site, the attractiveness of our audience demographic to web site advertisers and the presence of alternative web sites that offer competition to advertising on our web site. If we are not successful in entering into agreements with advertisers for advertising on our web site, then we may not be able to generate revenues and our business may fail.

IF  WE  ARE UNABLE TO DEVELOP A MARKETABLE WEB SITE, THEN OUR BUSINESS WILL FAIL

Our web site is in its development stage. If we are unable to develop an operating web site that is capable of attracting users and convincing advertisers to pay for advertising, then we will not be able to generate sufficient revenues to support our operations. If we fail to earn revenues that exceed our operating costs upon the completion and subsequent marketing of our web site, our business will most likely fail.

IF WE ARE UNABLE TO HIRE AND RETAIN KEY PERSONNEL, WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN AND OUR BUSINESS WILL FAIL

Our success will be largely dependent on our ability to hire highly qualified computer programmers, sales and technical personnel who can develop the web site. These individuals are in high demand and we may not be able to attract the staff we need. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or may lose such employees after they are hired. Currently, we have not hired any key personnel. Our failure to hire key personnel when needed would have a significant negative effect on our business.

IF  WE ARE NOT ABLE TO EFFECTIVELY RESPOND TO COMPETITORS, OUR BUSINESS MAY FAIL

There are other companies who provide information similar to what we propose to offer on our proposed web site. Competition for customers is likely to be intense and is expected to increase significantly in the future because of the growth of the Internet. Increased competition could result in:

     (1)  lower  than  projected  usage  of  our  web  site;
     (2) our inability to attract advertisers who are prepared to pay for advertising;
     (3)  decreased  advertising  rates  that  advertisers  are prepared to pay;
     (4) our inability to develop a web site with features and usability sought by potential customers.

Any one of these results could adversely affect our business, financial condition and results of operations. In addition, our competitors may develop competing web sites or traditional media products that achieve greater market acceptance. It is also possible that new competitors may emerge and acquire significant market share. Our inability to achieve sales and revenue due to competition will have an adverse effect on our business, financial condition and results of operations.

                       RISKS RELATED TO LEGAL UNCERTAINTY

IF THE LEGAL AND REGULATORY ENVIRONMENT OF THE INTERNET BECOMES MORE RESTRICTIVE, THEN THE GROWTH OF THE INTERNET COULD BE SIGNIFICANTLY SLOWED AND OUR BUSINESS WOULD BE NEGATIVELY EFFECTED

To date, governmental regulations have not materially restricted use of the Internet. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from operating or marketing our web site. The growth of the Internet may also be significantly slowed. This could delay growth in potential demand for our web site information and limit our ability to generate revenues. In addition to new laws and regulations being adopted, existing laws that have not as yet been applied to the Internet, may be applied and could thereby impede its growth. New and existing laws may cover issues that include:

     (1)  sales  and  other  taxes;
     (2)  user  privacy;
     (3)  pricing  controls;
     (4)  characteristics  and  quality  of  products  and  services;
     (5)  consumer  protection;
     (6)  cross-border  commerce;
     (7)  libel  and  defamation;
     (8)  copyright,  trademark  and  patent  infringement;  and
     (9)  other  claims  based  on the nature and content of Internet materials.

These new laws may impede the growth in usage of the Internet. If the growth of the Internet and usage of the Internet is slowed, then our ability to generate advertising revenues may be adversely impacted with the result that our financial condition will be harmed.

BECAUSE WE WILL PROVIDE INFORMATION TO USERS ON OUR SITE, WE MAY BE SUBJECT TO LEGAL CLAIMS BASED ON INACCURATE INFORMATION

If we are successful in developing and marketing our web site, we may become subject to claims from our users based on allegations of inaccurate or incomplete information regarding the immigration process. Users who have relied on the immigration information on our web site may claim that the information is inaccurate or incomplete and then may claim damages and commence legal actions against us to enforce their claims. Although we plan to carry general liability insurance when we commence marketing our web site, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liability. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have an adverse effect on our business, financial condition and results of operations. In addition, we can provide no assurance that we will be able to obtain general liability insurance coverage for our business.

           RISKS RELATED TO THERE BEING NO MARKET FOR OUR COMMON STOCK

IF A MARKET FOR OUR COMMON STOCK DOES DEVELOP, OUR STOCK PRICE MAY BE VOLATILE, WHICH MAY RESULT IN INVESTOR LOSSES AS WELL AS LAWSUITS


There is currently no market for our common stock and we can provide no assurance that a market will develop. If a market develops, we anticipate that the market price of our common stock will be subject to wide fluctuations in response to several factors, including:

     (1)  actual  or  anticipated  variations  in  our  results  of  operations;
     (2)  our  ability  or  inability  to  generate  new  revenues;
     (3)  increased  competition;  and
     (4) conditions and trends in the Internet and electronic commerce industries.

Further, if our common stock is traded on the Nasdaq over the counter bulletin board, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. Market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.

Often times in the past, following periods of volatility in the market price of a particular company's stock, securities class action litigation has been brought against that company. Any litigation arising from the volatility in the price of our common stock could have an adverse effect upon our business, financial condition and results of operations.

We can provide no assurance that our common stock will be traded on the OTC bulletin board.

ITEM  2.     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

Our plan of operations for the twelve months following the date of this registration statement is to complete the following objectives within the time period specified, subject to our obtaining financing for the development and marketing of our web site:

     (1) Complete development of the web site, including the incorporation of information on immigration into Canada. We anticipate that this development will be completed by November 2002. We anticipate that the cost of this development will be approximately $3,000.

     (2) We plan to undertake an advertising and marketing campaign once the development of our web site is complete. We anticipate that the cost of these marketing expenses will be approximately $10,000.

     (3) We anticipate spending approximately $32,000 on ongoing operating and administrative expenses. We anticipate that our monthly operating costs of our Web site will be approximately $500 per month. We also anticipate spending approximately $500 per month on maintaining the accuracy of the immigration information on our web site. In addition, we anticipate spending approximately $20,000 on legal and accounting professional fees that we incur in filing a registration statement under the Securities Exchange Act of 1934 and complying with ongoing reporting obligations under the Securities Exchange Act of 1934 once our registration statement is effective

We therefore anticipate that we will be spending approximately $45,000 over the next twelve-month period pursuing this plan of operations. Of these anticipated expenditures, we anticipate that $23,000 will be spent on our plan of operations in the next six months. Our cash position was $54,276 as of June 30, 2002.

RESULTS  OF  OPERATIONS

We did not earn any revenues during the year ended December 31, 2001 or the six months ended June 30, 2002. We do not anticipate earning revenues until such time as the development of our web site is completed and we commence sales of advertising. We are presently in the development stage and we can provide no assurance that we will be successful in completing development of our web site or earning revenues from our web site once development is complete.



We incurred operating expenses in the amount of $205 for the year ended December 31, 2001, compared to operating expenses in the amount of $8,176 for the year ended December 31, 2000. These operating expenses were comprised of professional fees in the amount of $205. The decrease in our operating expenses was attributable to the fact that we did not undertake any business operations during 2001. We were inactive during 2001 due to our decision to delay implementation of our business plan due to the uncertainty of Internet business operations during this period.

We incurred operating expenses in the amount of $16,749 for the six months ended June 30, 2002, compared to operating expenses in the amount of $Nil for the six months ended June 30, 2001. We incurred web site development expenses in the amount of $1,810 during the second quarter of 2002 as we re-commenced development of our web site. All web site development expenses were incurred during the three months ended June 30, 2002. We anticipate that web site development expenses will increase during the third and fourth quarters of 2002. Operating expenses incurred during the first six months of 2002 included professional fees in the amount of $13,657 in connection with our preparation of a registration statement for filing with the Securities and Exchange Commission and raising additional proceeds to fund our business. We determined to again proceed with our business plan and to raise additional capital in the first quarter of 2002. We anticipate that our operating costs will continue to increase as we undertake our stated plan of operations.



We incurred a loss of $205 for the year ended December 31, 2001 and a loss of $16,749 for the six months ended June 30, 2002. Our net losses were attributable entirely to our operating expenses.



We anticipate continuing operating losses in the foreseeable future. We base this expectation in part on the fact that we will incur substantial operating expenses in completing our stated plan of operations before we will have the opportunity to earn revenues. Our future financial results are also uncertain due to a number of factors, many of which are outside our control. These factors include, but are not limited to:

     (1) our ability to develop a commercially marketable Internet web site with information and features sought by Internet users desiring information on immigration to Canada;
     (2) our ability to successfully market our web site to our potential users;
     (3) our ability to successfully market our web site to advertisers who are prepared to pay for advertising on our site;
     (4)  the  introduction  of  competing  web  sites.

FINANCIAL  CONDITION  AND  LIQUIDITY

We had cash of $54,276 as of June 30, 2002, compared to cash of $64,643 as of December 31, 2001. We had working capital of $50,754 as of June 30, 2002, compared to working capital of $64,503 as of December 31, 2001.

As discussed above under Plan of Operations, we anticipate that we will be spending approximately $45,000 over the next twelve-month period pursuing this plan of operations. Of these anticipated expenditures, we anticipate that $23,000 will be spent on our plan of operations in the next six months.


We anticipate that our present cash reserves are sufficient for us to sustain our business operations without additional financing for approximately twelve months. We anticipate that we may require additional financing in order to pursue our business plan if: (a) the costs of implementing our business plan are greater than anticipated; or (b) we are unsuccessful in earning sufficient revenues after commencement of operations in order to sustain continued operations. We anticipate that if we pursue any additional financing, the financing would be an equity financing achieved through the sale of our common stock. We do not have any arrangement in place for any debt or equity financing. If we are successful in completing an equity financing, existing shareholders will experience dilution of their interest in our company. In the event we are not successful in obtaining such financing when necessary, we may not be able to proceed with our business plan.


ITEM  3.     DESCRIPTION  OF  PROPERTY.

We do not lease or own any real property. Our head office is located on the premises of Mr. Jack Morgan, our sole executive officer and director. We do not pay Mr. Morgan any amount for the use of these premises.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT



The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of October 28, 2002 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.





--------------------------------------------------------------------------------
                  Name and address of       Number of Shares     Percentage of
Title of class    beneficial owner          of Common Stock      Common Stock(1)
--------------------------------------------------------------------------------
Common Stock      Jack Morgan               5,000,000 Shares     49.5%
                  President, Secretary
                  and Treasurer
                  Director
                  Box 55, Station A
                  Nanaimo, BC
                  Canada  V9R 5K4
--------------------------------------------------------------------------------
Common Stock      All Officers and          5,000,000 Shares     49.5%
                  Directors as a Group
                  (1 person)

--------------------------------------------------------------------------------


(1) Based on 10,115,000 shares of our common stock issued and outstanding as of October 28, 2002.



================================================================================


Except as otherwise noted, it is believed that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a beneficial owner of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase the Common Stock of the Company.

CHANGE  IN  CONTROL

We are not aware of any arrangement that might result in a change in control of our company in the future.

ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS



Our executive officers and directors and their respective ages as of October 28, 2002 are as follows:



DIRECTORS:

NAME  OF  DIRECTOR     AGE
------------------     ---
Jack  Morgan           66

OFFICERS:

NAME  OF  OFFICER      AGE     OFFICE  HELD
-----------------      ---     ------------
Jack  Morgan           66      President,  Secretary  and  Treasurer


Set forth below is a brief description of the background and business experience of Mr. Morgan, our sole director and executive officer, for the past five years:

JACK MORGAN has been our sole officer and director since inception on August 17, 1999. Mr. Morgan has been a commercial fisherman since 1986 and an ironworker since 1960. Mr. Morgan has worked as a maintenance engineer with the British Columbia Buildings Commission since 1986.


ITEM  6.          EXECUTIVE  COMPENSATION

The following table sets forth certain compensation information as to Mr. Jack Morgan, our sole officer and director for the past three fiscal years. No other compensation was paid to Mr. Morgan other than the compensation set forth below.



================================================================================

                            Summary Compensation Table

================================================================================
                              ANNUAL
                           COMPENSATION             LONG TERM COMPENSATION
                        -------------------  -----------------------------------
                                                 AWARDS        PAYOUTS
                                             ---------------------------

                                      Other                              All
                                      Annual Restricted          LTIP    Other
                                      Compen-  Stock   Options/  pay-    Compen-
Name    Title      Year  Salary Bonus sation  Awarded  SARs(#)   outs($) sation
----    -----      ----  ------ -----  ------  -------  -------  ------  -------

Jack    Director   2001   $0       0      0        0        0        0       0
Morgan  and        2000   $0       0      0        0        0        0       0
        President, 1999   $0       0      0        0        0        0       0
        Secretary
        and
        Treasurer
================================================================================



STOCK  OPTION  GRANTS

We did not grant any stock options to the directors or executive officers during our most recent fiscal year ended December 31, 2001. We have also not granted any stock options to the directors or executive officers since December 31, 2001.

EXERCISES  OF  STOCK  OPTIONS  AND  YEAR-END  OPTION  VALUES

No stock options were exercised by our officers, directors or employees during the fiscal year ended December 31, 2001. No stock options have been executed since December 31, 2001.

OUTSTANDING  STOCK  OPTIONS

We  do  not  have  any  stock  options  outstanding.

MANAGEMENT  AGREEMENT

We presently are not a party to any management or other compensation agreement with Mr. Jack Morgan, our sole executive officer and sole director.


ITEM  7.          INTEREST  OF  MANAGEMENT  AND  OTHERS  IN CERTAIN TRANSACTIONS

Except as described below, none of the following persons has any direct or indirect material interest in any transaction to which we were or are a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

(A)  any  director  or  officer;

(B)  any  proposed  nominee  for  election  as  a  director;

(C) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

(D) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

Mr. Jack Morgan, our sole director and our president, secretary and treasurer, acquired 5,000,000 shares of our common stock on August 17, 1999. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933 (the "Securities Act") at a price of $0.001 per share, for total proceeds of $5,000. The 5,000,000 shares of common stock are restricted shares as defined in the Securities Act.


ITEM  8.  DESCRIPTION  OF  SECURITIES



The securities being registered are the shares of our common stock, par value $0.001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that we have authority to issue is 100,000,000 shares of common stock, par value $0.001 per share. As of October 28, 2002 a total of 10,115,000 shares of our Common Stock were issued and outstanding.



COMMON  STOCK

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing 1% of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

SHARE  PURCHASE  WARRANTS  AND  OPTIONS

We have not issued and do not have outstanding any warrants or options to purchase shares of our Common Stock.

NEVADA  ANTI-TAKEOVER  LAWS

Nevada revised statutes sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

NO  PUBLIC  MARKET  FOR  COMMON  STOCK

There is presently no public market for our common stock. We anticipate applying for trading of our common stock on the over the counter bulletin board upon the effectiveness of this Form 10-SB registration statement. However, we can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize.

The Securities Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer: (a) with bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules. Therefore, if our common stock becomes subject to the penny stock rules, stockholders may have difficulty selling those securities.

HOLDERS  OF  OUR  COMMON  STOCK



As of the date of this registration statement, we had forty-five (45) registered shareholders.



RULE  144  SHARES

A total of 10,100,000 shares of our common stock are currently available for resale to the public in accordance with the volume and trading limitations of Rule 144 of the Act.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:



1. 1% of the number of shares of the company's common stock then outstanding which, in our case, equals approximately 101,150 shares as of October 28, 2002; or

2. the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold a total of 5,000,000 shares that may currently be sold pursuant to Rule 144.

REGISTRATION  RIGHTS

We  have  not  granted  registration  rights  to  any  other  persons.

DIVIDENDS

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business; or

2. our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.


ITEM  2.          LEGAL  PROCEEDINGS

We  are  not  currently  a  party  to  any  legal  proceedings.

Our agent for service of process in Nevada is Michael A. Cane, 2300 West Sahara Avenue, Suite 500, Box 18, Las Vegas, Nevada 89102.


ITEM  3.          CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

We have had no changes in or disagreements with our accountants since inception.



ITEM  4.          RECENT  SALES  OF  UNREGISTERED  SECURITIES

Since the date of our incorporation, we have completed the sales of the following securities that were not registered pursuant to the Securities Act of 1933:

We issued 5,000,000 shares of common stock on August 17, 1999 to Mr. Jack Morgan, our sole director and our president, secretary and treasurer. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933 at a price of $0.001 per share, for total proceeds of $5,000. The 5,000,000 shares of common stock are restricted shares as defined in the Act.

We completed an offering of 5,000,000 shares of our common stock at a price of $0.01 per share to a total of twelve purchasers on November 9, 1999. The total amount received from this offering was $50,000. We completed the offering pursuant to Regulation S of the Securities Act. All sales were made in reliance of Category 3 of Rule 903 of Regulation S on the basis that: (a) each sale was an offshore transaction; (b) no directed selling efforts were made by us in completing any sales; and (c) offering restrictions were implement. These offering restrictions included endorsing all stock certificates representing the purchased shares with the legend required by Rule 905 of Regulation S. Each purchaser was a person previously known to Mr. Jack Morgan, our sole executive officer and director, who satisfied the requirements of the exemption from the prospectus requirements of the British Columbia Securities Act for sales by private issuers. The private issuer exemption under the British Columbia Securities Act enables private issuers to sell to persons who do not require the benefit of a prospectus by virtue of their degree of sophistication, their financial resources or their relationship with the a director or officer of the issuer. Each purchaser: (a) certified to us that purchaser is not a U.S. person as defined in Regulation S; (b) agreed to resell the purchased shares only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; (c) agreed not to engage in hedging transactions with regard to the shares unless in compliance with the Act; and (d) agreed that we were required to refuse to register any transfer of the shares not in compliance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration. We did not engage in a distribution of this offering in Canada. Each purchaser represented his intention to acquire the securities for investment only and not with a view toward distribution. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

We completed an offering of 100,000 shares of our common stock at a price of $0.20 per share to a total of seventeen purchasers on January 20, 2000. The total amount received from this offering was $20,000. We completed the offering pursuant to Rule 504 of Regulation D of the Securities Act. Each purchaser was a person previously known to Mr. Jack Morgan, our sole executive officer and director, who satisfied the requirements of the exemption from the prospectus requirements of the British Columbia Securities Act for sales by private issuers. The private issuer exemption under the British Columbia Securities Act enables private issuers to sell to persons who do not require the benefit of a prospectus by virtue of their degree of sophistication, their financial resources or their relationship with the a director or officer of the issuer. Each purchaser represented his intention to acquire the securities for investment only and not with a view toward distribution. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

We completed an offering of 15,000 shares of our common stock at a price of $0.20 per share to a total of fifteen purchasers on March 15, 2002. The total amount received from this offering was $3,000. We completed the offering pursuant to Regulation S of the Securities Act. All sales were made in reliance of Category 3 of Rule 903 of Regulation S on the basis that: (a) each sale was an offshore transaction; (b) no directed selling efforts were made by us in completing any sales; and (c) offering restrictions were implement. These offering restrictions included endorsing all stock certificates representing the purchased shares with the legend required by Rule 905 of Regulation S. Each purchaser was a person previously known to Mr. Jack Morgan, our sole executive officer and director, who satisfied the requirements of the exemption from the prospectus requirements of the British Columbia Securities Act for sales by private issuers. The private issuer exemption under the British Columbia Securities Act enables private issuers to sell to persons who do not require the benefit of a prospectus by virtue of their degree of sophistication, their financial resources or their relationship with the a director or officer of the issuer. Each purchaser: (a) certified to us that purchaser is not a U.S. person as defined in Regulation S; (b) agreed to resell the purchased shares only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; (c) agreed not to engage in hedging transactions with regard to the shares unless in compliance with the Act; and (d) agreed that we were required to refuse to register any transfer of the shares not in compliance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration. We did not engage in a distribution of this offering in Canada. Each purchaser represented his intention to acquire the securities for investment only and not with a view toward distribution. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.



ITEM  5.          INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

Our  officers  and  directors  are indemnified as provided by the Nevada Revised
Statutes  and  our  bylaws.

Under the Nevada Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation do not specifically limit our directors' immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our  bylaws  provide  that  we  will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by our board of directors, (c) is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law or (d) is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the company, or is or was serving at the request of the company as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer of the company, except by reason of the fact that such officer is or was a director of the company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the company.

                                    PART F/S

                              FINANCIAL STATEMENTS

Index  to  Financial  Statements:

1.   Auditors'  Report  of  Morgan  &  Company  dated  February  15,  2002;

2. Audited Financial Statements for the years ended December 31, 2001 and 2000, including:

     a.   Balance  Sheet  as  of  December  31,  2001  and  2000

     b. Statement of Loss and Deficit for the years ended December 31, 2001 and 2000

     c.   Statement of Cash Flows for the years ended December 31, 2001 and 2000

     d.   Statement  of  Stockholders'  Equity

     e.   Notes  to  Financial  Statements


3. Un-audited Interim Financial Statements for the six months ended June 30, 2002 and 2001, including:


     a.   Balance  Sheet  as  of  June  30,  2002  and  December  31,  2001

     b. Statement of Loss and Deficit for the six months ended June 30, 2002 and 2001

     c.   Statement  of  Cash  Flows  for the six months ended June 30, 2002 and
          2001

     d.   Statement  of  Stockholders'  Equity

     e.   Notes  to  Financial  Statements

                              CELLWAY VENTURES INC.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS


                           DECEMBER 31, 2001 AND 2000
                            (Stated in U.S. Dollars)

                                                      MORGAN
                                                      &
                                                      COMPANY
                                                      CHARTERED ACCOUNTANTS




                                AUDITORS' REPORT




To  the  Shareholders  and  Directors
Cellway  Ventures  Inc.
(A  Development  Stage  Company)


We have audited the balance sheets of Cellway Ventures Inc. (a development stage company) as at December 31, 2001 and 2000, and the statements of loss and deficit accumulated during the development stage, cash flows, and stockholders' equity for the years ended December 30, 2001 and 2000, and for the period from August 17, 1999 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and cash flows for the years ended December 31, 2001 and 2000, and for the period from August 17, 1999 (date of inception) to December 31, 2001 in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1(c). These financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Vancouver,  B.C.                                          /s/ Morgan & Company

February  15,  2002                                     Chartered  Accountants




Tel: (604) 687-5841               MEMBER OF        P.O. Box 10007 Pacific Center
Fax: (604) 687-0075                 ACPA      Suite 1488-700 West Georgia Street
www.morgan-cas.com              INTERNATIONAL           Vancouver, B.C.  V7Y 1A1

                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                                  BALANCE SHEET
                            (Stated in U.S. Dollars)




------------------------------------------------------
                                     DECEMBER  31
                                   2001       2000
------------------------------------------------------


ASSETS

Current
  Cash                           $ 64,643   $ 64,848
======================================================

LIABILITIES

Current
  Accounts payable               $    140   $    140
                                 ---------------------


SHAREHOLDER'S EQUITY

Share Capital
  Authorized:
   100,000,000 common shares,
   par value with $0.001 per share
  Issued and outstanding:
   10,100,000 common shares        10,100     10,100
  Additional paid-in capital       64,900     64,900
  Deficit Accumulated During
  The Development Stage           (10,497)   (10,292)
                                 ---------------------

                                   64,503     64,708
                                 ---------------------

                                 $ 64,643   $ 64,848
======================================================



Approved  by  the  Board  of  Directors:


--------------------------      -------------------------

                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                          STATEMENT OF LOSS AND DEFICIT
                            (Stated in U.S. Dollars)




                                               INCEPTION
                                               AUGUST 17
                                YEAR ENDED      1999 TO
                             DECEMBER 31     DECEMBER 31
--------------------------------------------------------------
                               2001         2000      2001
--------------------------------------------------------------

Expenses
  Domain registration       $         -  $        -  $   140
  Professional fees                 205       4,640    6,756
  Office and sundry                   -         536      601
  Website development                 -       3,000    3,000
                               -------------------------------
   Net Loss For The Year            205       8,176  $10,497
                                                     =========
Deficit Accumulated During
 The Development Stage,
 Beginning Of Year               10,292       2,116
                                --------------------
Deficit Accumulated During
 The Development Stage,
 End Of Year                   $ 10,497  $   10,292
====================================================
Net Loss Per Share,
 Basic and diluted             $   0.01  $     0.01
=====================================================



Weighted Average
 Number Of Shares
 Outstanding                  10,100,000   9,229,681
=====================================================


                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                            (Stated in U.S. Dollars)




                                             INCEPTION
                                             AUGUST 17
                              YEAR ENDED       1999 TO
                             DECEMBER 31     DECEMBER 31
                              2001      2000      2001
                           ------------------------------

Cash Flows From Operating
 Activity
  Net loss for the year     $  (205)  $(8,176)  $(10,497)

Adjustments To Reconcile
 Net Loss To Net
 Cash Used By
 Operating Activity
  Change in accounts payable      -      (466)       140
                           ------------------------------


                               (205)   (8,642)   (10,357)
                           ------------------------------

Cash Flows From
 Financing Activity
  Share capital                   -    20,000     75,000
                           ------------------------------

Increase In Cash               (205)   11,358     64,643

Cash, Beginning
 Of Year                     64,848    53,490          -
                           ------------------------------

Cash, End
 Of Year                    $64,643   $64,848   $ 64,643
=========================================================

                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                                DECEMBER 31, 2001
                            (Stated in U.S. Dollars)




                                  COMMON STOCK
                              --------------------
                                                 Additional
                                                 Paid-In
                              Shares    Amount   Capital    Deficit    Total
                            -------------------------------------------------

Shares issued for
cash at $0.001               5,000,000  $ 5,000  $      -  $      -   $ 5,000

Shares issued for
cash at $0.01                5,000,000    5,000    45,000         -    50,000

Net loss for the period              -        -         -    (2,116)   (2,116)
                            -------------------------------------------------


Balance, December 31,
1999                        10,000,000   10,000    45,000    (2,116)   52,884

Shares issued for cash at
0.20                          100,000      100    19,900         -    20,000

Net loss for the
year                                 -        -         -    (8,176)   (8,176)
                            -------------------------------------------------


Balance, December 31,
2000                        10,100,000   10,100    64,900   (10,292)   64,708

Net loss for the
year                                 -        -         -      (205)     (205)
                            -------------------------------------------------


Balance, December 31,
2001                        10,100,000  $10,100  $ 64,900  $(10,497)  $64,503
                            =================================================



                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000
                            (Stated in U.S. Dollars)



1.     NATURE  OF  OPERATIONS

a)     Organization

The  Company was incorporated in the State of Nevada, U.S.A. on August 17, 1999.

b)     Development  Stage  Activities

The Company plans to launch a free information Website to assist and attract people wanting information on immigration to Canada. The Company plans to use the Website to earn income from companies who are prepared to pay to have Web advertising in the form of a button or banners on the Website selling their products or services. The Company plans to solicit advertisers who are targeting sales of their products and services at people using the Company's website.

The Company is in the development stage, therefore, recovery of its assets is dependent upon future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately to the attainment of profitable operations is dependent upon obtaining adequate financing to fulfil its development activities and achieve a level of sales adequate to support its cost structure.

c)     Going  Concern

The Company will need additional working capital to be successful in its planned activity and to service its current debt for the coming year and, therefore, continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to accomplish its objective. Management has developed a strategy, which it believes will accomplish this objective, and is presently engaged in seeking various sources of additional working capital including equity funding through a private placement and long term financing.


2.     SIGNIFICANT  ACCOUNTING  POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000
                            (Stated in U.S. Dollars)



2.     SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)

a)     Development  Stage  Company

The Company is a developed stage company as defined in the Statements of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

b)     Use  of  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

c)     Software  Development  Costs

Software development costs prior to the application development stage are expensed as incurred. Once the application stage is reached, costs of design, configuration, coding, installation and testing of the Company's website will be capitalized. Upon implementation of the website, the asset will be amortized to expense over its estimated useful life of three years using the straight line method. Ongoing website post-implementation costs of operation, including training and application maintenance, will be charged to expense as incurred.

d)     Income  Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all if a deferred tax asset will not be realized, a valuation allowance is recognized.

e)     Financial  Instruments

The  Company's  financial  instruments  consist  of  cash  and accounts payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000
                            (Stated in U.S. Dollars)



2.     SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)

f)     Foreign  Currency  Translation

The Company's functional currency is the U.S. dollar. Transactions in foreign currencies are converted to U.S. dollars at the rate of exchange prevailing at the time of the transactions. Exchange gains and losses arising from the remeasurement of foreign currency-denominated assets and liabilities are included in income in the period in which they occur.

g)     Net  Loss  Per  Share

Basic loss per share is computed using only the weighted average common shares outstanding. Diluted loss per share reflects the potential dilution that would occur if securities or other contracts to issue shares were exercised or converted to common stock. The Company has no potentially issuable common stock. Hence, diluted net loss per share is the same as basic net loss per share.

                              CELLWAY VENTURES INC.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS


                                  JUNE 30, 2002
                                   (Unaudited)
                            (Stated in U.S. Dollars)

                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                                  BALANCE SHEET
                                   (Unaudited)
                            (Stated in U.S. Dollars)



-------------------------------------------------

                            JUNE 30   DECEMBER 31
                              2002       2001
-------------------------------------------------

ASSETS

Current
  Cash                      $ 54,276   $ 64,643
=================================================
LIABILITIES

Current
  Accounts payable          $  3,522   $    140
                            --------------------
SHAREHOLDER'S EQUITY

Share Capital
  Authorized:
   100,000,000 common
   shares, par value
   with $0.001 per share

  Issued and outstanding:
   10,115,000 common shares
   at June 30, 2002 and
   10,100,000 common shares
    at December 31, 2001      10,115     10,100

Additional paid-in capital    67,885     64,900

Deficit Accumulated During
The Development Stage        (27,246)   (10,497)
                            --------------------

                              50,754     64,503
                            --------------------

                            $ 54,276   $ 64,643
================================================


                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                          STATEMENT OF LOSS AND DEFICIT
                                   (Unaudited)
                            (Stated in U.S. Dollars)



----------------------------------------------------------------------------------------
                                                                               INCEPTION
                                                                               AUGUST 17
                                THREE MONTHS ENDED        SIX MONTHS ENDED     1999 TO
                                      JUNE 30                  JUNE 30         JUNE 30
                                 2002         2001         2002         2001    2002
----------------------------------------------------------------------------------------

Expenses
  Domain registration       $         -  $         -  $         -  $         -  $   140
  Transfer fees                   1,210            -        1,210            -    1,210
  Professional fees               8,272            -       13,657            -   20,413
  Website development             1,810            -        1,810            -    4,810
  Office and sundry                   -            -           72            -      673
                            ------------------------------------------------------------
Net Loss For The Period          11,292            -       16,749            -  $27,246
                                                                                ========
Deficit Accumulated During
 The Development Stage,
 Beginning Of Period             15,954       10,292       10,497       10,292
                            ---------------------------------------------------
Deficit Accumulated During
 The Development Stage,
 End Of Period              $    27,246  $    10,292  $    27,246  $    10,292
===============================================================================

Net Loss Per Share,
 Basic and diluted          $      0.01  $      0.00  $      0.01  $      0.00
===============================================================================


Weighted Average Number
 Of Shares Outstanding       10,102,500   10,100,000   10,102,500   10,100,000
===============================================================================


                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                   (Unaudited)
                            (Stated in U.S. Dollars)




                                                                    INCEPTION
                                                                    AUGUST 17
                             THREE MONTHS ENDED   SIX MONTHS ENDED  1999 TO
                                 JUNE 30              JUNE 30       JUNE 30
                              2002      2001      2002      2001    2002
-----------------------------------------------------------------------------

Cash Flows From
Operating Activities
  Net loss for the period   $(11,292)  $     -  $(16,749)  $     -  $(27,246)

Adjustments To Reconcile
 Net Loss To Net
 Cash Used By
 Operating Activities
  Change in accounts payable   3,382         -     3,382         -     3,522
                              -----------------------------------------------

                              (7,910)        -   (13,367)        -   (23,724)
                              -----------------------------------------------

Cash Flows From
 Financing Activity
  Share capital                    -         -     3,000         -    78,000
                              -----------------------------------------------

Increase In Cash              (7,910)        -   (10,367)        -    54,276

Cash, Beginning
 Of Period                    62,186    64,848    64,643    64,848         -
                              -----------------------------------------------

Cash, End
 Of Period                  $ 54,276   $64,848  $ 54,276   $64,848  $ 54,276
=============================================================================

                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                                  JUNE 30, 2002
                                   (Unaudited)
                            (Stated in U.S. Dollars)




                                 COMMON STOCK
                            -------------------- Additional
                                                 Paid-In
                              Shares    Amount   Capital    Deficit     Total
                            ---------------------------------------------------
Shares issued for
 cash at $0.001              5,000,000  $ 5,000  $      -  $      -   $  5,000

Shares issued
 for cash at $0.01           5,000,000    5,000    45,000         -     50,000

Net loss for
 the period                          -        -         -    (2,116)    (2,116)
                            ---------------------------------------------------

Balance,
 December 31, 1999          10,000,000   10,000    45,000    (2,116)    52,884

Shares issued for
 cash at $0.20                 100,000      100    19,900         -     20,000

Net loss for the year                -        -         -    (8,176)    (8,176)
                            ---------------------------------------------------

Balance,
 December 31, 2000          10,100,000   10,100    64,900   (10,292)    64,708

Net loss for
 the year                            -        -         -      (205)      (205)
                            ---------------------------------------------------

Balance, December 31, 2001  10,100,000   10,100    64,900   (10,497)    64,503

Shares issued for
 cash at $0.20                  15,000       15     2,985         -      3,000

Net loss for the period              -        -         -   (16,749)   (16,749)
                            ---------------------------------------------------

Balance, June 30, 2002      10,115,000  $10,115  $ 67,885  $(27,246)  $ 50,754
                            ===================================================


                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 2002
                                   (Unaudited)
                            (Stated in U.S. Dollars)



1.     BASIS  OF  PRESENTATION

The unaudited financial statements as of June 30, 2002 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2001 audited financial statements and notes thereto.


2.     NATURE  OF  OPERATIONS

a)     Organization

The  Company was incorporated in the State of Nevada, U.S.A. on August 17, 1999.

b)     Development  Stage  Activities

The Company plans to launch a free information Website to assist and attract people wanting information on immigration to Canada. The Company plans to use the Website to earn income from companies who are prepared to pay to have Web advertising in the form of a button or banners on the Website selling their products or services. The Company plans to solicit advertisers who are targeting sales of their products and services at people using the Company's website.

c)     Going  Concern

The Company will need additional working capital to be successful in its planned activity and to service its current debt for the coming year end and, therefore, continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to accomplish its objective. Management has developed a strategy, which it believes will accomplish this objective, and is presently engaged in seeking various sources of additional working capital including equity funding through a private placement and long term financing.

                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 2002
                                   (Unaudited)
                            (Stated in U.S. Dollars)



3.     SIGNIFICANT  ACCOUNTING  POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)     Development  Stage  Company

The Company is a developed stage company as defined in the Statements of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

b)     Use  of  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

c)     Software  Development  Costs

Software development costs prior to the application development stage are expensed as incurred. Once the application stage is reached, costs of design, configuration, coding, installation and testing of the Company's website will be capitalized. Upon implementation of the website, the asset will be amortized to expense over its estimated useful life of three years using the straight line method. Ongoing website post-implementation costs of operation, including training and application maintenance, will be charged to expense as incurred.

                              CELLWAY VENTURES INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 2002
                                   (Unaudited)
                            (Stated in U.S. Dollars)



3.     SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)

d)     Income  Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all if a deferred tax asset will not be realized, a valuation allowance is recognized.

e)     Financial  Instruments

The  Company's  financial  instruments  consist  of  cash  and accounts payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

f)     Foreign  Currency  Translation

The Company's functional currency is the U.S. dollar. Transactions in foreign currencies are converted to U.S. dollars at the rate of exchange prevailing at the time of the transactions. Exchange gains and losses arising from the remeasurement of foreign currency-denominated assets and liabilities are included in income in the period in which they occur.

g)     Net  Loss  Per  Share

Basic loss per share is computed using only the weighted average common shares outstanding. Diluted loss per share reflects the potential dilution that would occur if securities or other contracts to issue shares were exercised or converted to common stock. The Company has no potentially issuable common stock. Hence, diluted net loss per share is the same as basic net loss per share.

                                    PART III

EXHIBITS



EXHIBIT  NUMBER     DESCRIPTION  OF  EXHIBIT
---------------     ------------------------
3.1                 Articles  of  Incorporation  (1)
3.2                 Bylaws,  as  amended  (1)
4.1                 Share  Certificate  (1)


(1) These documents were previously filed with the SEC as exhibits to our Form 10-SB filed May 24, 2002.

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


CELLWAY  VENTURES,  INC.



By:  /s/    Jack Morgan
     ___________________________________
     Jack Morgan
     President, Secretary  and  Treasurer
     Director



     Date:     October  28,  2002



                                 Page 25